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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.                     )*
Visicu, Inc.

(Name of Issuer)
Common Stock, $.0001 par value

(Title of Class of Securities)
92831L 20 4

(CUSIP Number)
John J. Park (609) 924-6452
General Partner, Chief Financial Officer
Cardinal Partners, 600 Alexander Park, Princeton, New Jersey 08540

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
December 18, 2007

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	92831L 20 4	13D	Page	2	of	16	Pages

1	NAMES OF REPORTING PERSONS. Cardinal Health Partners, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware Limited Partnership

	7	SOLE VOTING POWER

NUMBER OF		0 shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,347,923 shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares

WITH	10	SHARED DISPOSITIVE POWER

3,347,923 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,347,923 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

CUSIP No.	92831L 20 4	13D	Page	3	of	16	Pages

1	NAMES OF REPORTING PERSONS. Cardinal Health Partners Management, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware Limited Liability Company

	7	SOLE VOTING POWER

NUMBER OF		0 shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,347,923 shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares

WITH	10	SHARED DISPOSITIVE POWER

3,347,923 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,347,923 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

CUSIP No.	92831L 20 4	13D	Page	4	of	16	Pages

1	NAMES OF REPORTING PERSONS. John K. Clarke

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States citizen

	7	SOLE VOTING POWER

NUMBER OF		52,000 shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,347,923 shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		52,000 shares

WITH	10	SHARED DISPOSITIVE POWER

3,347,923 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,399,923 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP No.	92831L 20 4	13D	Page	5	of	16	Pages

1	NAMES OF REPORTING PERSONS. Brandon H. Hull

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States citizen

	7	SOLE VOTING POWER

NUMBER OF		4,000 shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,347,923 shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		4,000 shares

WITH	10	SHARED DISPOSITIVE POWER

3,347,923 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,351,923 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP No.	92831L 20 4	13D	Page	6	of	16	Pages

1	NAMES OF REPORTING PERSONS. John J. Park

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States citizen

	7	SOLE VOTING POWER

NUMBER OF		0 shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,347,923 shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares

WITH	10	SHARED DISPOSITIVE POWER

3,347,923 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,347,923 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP No.	92831L 20 4	13D	Page	7	of	16	Pages

1	NAMES OF REPORTING PERSONS. Lisa M. Skeete Tatum

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States citizen

	7	SOLE VOTING POWER

NUMBER OF		0 shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,347,923 shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares

WITH	10	SHARED DISPOSITIVE POWER

3,347,923 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,347,923 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

Schedule 13D
Item 1. Security and Issuer.
     This statement relates to the Common Stock, $.0001 par value (the “Common Stock”), of Visicu, Inc. (the “Issuer”) having its principal executive office at 217 East Redwood Street, Suite 1900, Baltimore, Maryland 21202-3315.
Item 2. Identity and Background.
     This statement is filed by (i) Cardinal Health Partners, L.P., a Delaware limited partnership (the “Fund”); (ii) Cardinal Health Partners Management, LLC, a Delaware limited liability company and general partner of the Fund (the “General Partner”); and (iii) John K. Clarke, Brandon H. Hull, John J. Park and Lisa M. Skeete Tatum (collectively, the “Managing Members”), the managing members of the General Partner. The Fund, the General Partner and the Managing Members are sometimes referred to collectively as the “Reporting Persons”.
     The address of the principal business office of the Reporting Persons is c/o Cardinal Partners, 600 Alexander Park, Princeton, New Jersey 08540.
     The principal business of the Fund is to make private equity investments in early-stage companies seeking capital across the healthcare sector, including healthcare IT, medical technology, healthcare services and life sciences. The principal business of the General Partner is to act as the sole general partner of the Fund. The principal business of the Managing Members is their activities on behalf of the Fund, the General Partner and affiliated entities.
     During the five years prior to the date hereof, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     The Fund is a limited partnership organized under the laws of the State of Delaware and the General Partner is a limited liability company organized under the laws of the State of Delaware. Each of the Managing Members is a United States citizen.
     The Issuer, Philips Holding USA Inc., a Delaware corporation (the “Parent”), and Ice Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of the Parent (the “Merger Sub”), entered into an Agreement and Plan of Merger dated as of December 18, 2007 (the “Merger Agreement”, a copy of which is attached hereto as Exhibit 3), providing for the merger of the Merger Sub with and into the Issuer (the “Merger”) on the terms and subject to the conditions set forth in the Merger Agreement.
     In connection with the Merger Agreement, the Fund, certain other shareholders of the Issuer (the “Other Shareholders”), the Issuer, the Parent and the Merger Sub entered into a Voting Agreement, dated December 18, 2007 (the “Voting Agreement”, a copy of which is attached hereto as Exhibit 4), providing, among other things, that each of the Fund and the Other Shareholders agrees to vote all shares of voting capital stock of the Issuer registered in their respective names or beneficially owned by them (whether held or owned as of the date of the Voting Agreement or any time thereafter) to approve the Merger and the Merger Agreement. See Items 4, 5 and 6 for more details regarding the Voting Agreement.

Page 8 of 16 pages

     The Reporting Persons previously filed a Schedule 13G with the Securities and Exchange Commission on February 14, 2007 with respect to the beneficial ownership of Common Stock of the Issuer and this Schedule 13D is intended to supersede such previous Schedule 13G.
Item 3. Source and Amount of Funds or Other Consideration.
     The Fund is the record holder of 3,347,923 shares (the “Record Shares”) of Common Stock of the Issuer. The Fund acquired the Record Shares in a series of private placement transactions with the Issuer between June 1998 and June 2002 for an aggregate purchase price of $3,599,990. The working capital of the Fund was the source of the funds for the purchase. No part of the purchase price paid by the Fund was represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the Record Shares.
     Each of the Other Shareholders is the record holder of Common Stock of the Issuer as follows: (i) Partech U.S. Partners IV LLC owns 3,166,162 shares of Common Stock; (ii) Multinvest LLC owns 40,211 shares of Common Stock; (iii) 45th Parallel LLC owns 80,424 shares of Common Stock; (iv) Double Black Diamond II, LLC owns 120,635 shares of Common Stock; and (v) Sterling Venture Partners, L.P. owns 3,278,616 shares of Common Stock. The shares of Common Stock held by the Other Shareholders as set forth above shall hereinafter be referred to herein as the “Other Shareholders’ Securities”. The information regarding the Other Shareholders’ Securities set forth above is based on the information set forth in Schedule A to the Voting Agreement.
Item 4. Purpose of Transaction.
     The Fund acquired the Record Shares for investment purposes. The Fund entered into the Voting Agreement in connection with the Merger. Pursuant to the Voting Agreement, the Fund agreed to vote all of the shares of Common Stock of the Issuer owned by the Fund in favor of the Merger and the Merger Agreement, not to dispose of any shares of Common Stock of the Issuer without the approval of the Parent and not to solicit competing bids to acquire the Issuer. The Merger is contingent upon certain closing conditions, including the approval of the Issuer’s shareholders. John K. Clarke, a Managing Member of the General Partner, is a member of the Board of Directors of the Issuer. Except as set forth above, and except as may result directly or indirectly from the Merger, none of the Reporting Persons has any present plans which relate to or would result in:
(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer’s business or corporate structure;

Page 9 of 16 pages

(g)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)	Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)	Any action similar to any of those enumerated above.
Item 5. Interest in Securities of the Issuer.
(a)	The Fund is the record owner of the Record Shares (i.e., 3,347,923 shares of Common Stock). As the sole general partner of the Fund, the General Partner may be deemed to beneficially own the Record Shares. In their capacities with the General Partner, each Managing Member may also be deemed to beneficially own the Record Shares. As of the date hereof, John K. Clarke is the record holder of 50,000 shares of Common Stock (the “Clarke Reported Shares”). In addition, as a director of the Issuer, Mr. Clarke has been granted an option to purchase an additional 2,000 shares of Common Stock (the “Clarke Option Shares”, and together with the Clarke Reported Shares, the “Clarke Shares”) and such Clarke Option Shares are currently exercisable. Accordingly, Mr. Clarke may be deemed to be the beneficial owner of the Clarke Shares in addition to the Record Shares for a total of 3,399,923 shares of Common Stock. As of the date hereof, Brandon H. Hull is the record holder of 4,000 shares of Common Stock (the “Hull Reported Shares”). Accordingly, Mr. Hull may be deemed to be the beneficial owner of the Hull Reported Shares in addition to the Record Shares for a total of 3,351,923 shares of Common Stock.

Based on the Record Shares, each Reporting Person (other than Mr. Clarke) may be deemed to beneficially own 10.1% of the Common Stock of the Issuer, which percentage is calculated based upon 33,183,228 shares of Common Stock reported to be outstanding in the Issuer’s definitive proxy statement filed with the Securities and Exchange Commission on December 19, 2007 (the “Definitive Proxy”). Based on the Record Shares and the Clarke Shares, Mr. Clarke may be deemed to be the beneficial owner of 10.3% of the Common Stock of the Issuer.

Each of the Fund and the Other Shareholders has agreed, pursuant to the terms of the Voting Agreement, to vote all shares of voting capital stock registered in its name or beneficially owned by it (whether held or owned as of the date of the Voting Agreement of any time thereafter) to approve the Merger and has granted Parent a proxy to vote such shares to approve the Merger. The Fund and the Other Shareholders have also agreed not to dispose of any shares of Common Stock of the Issuer held by them without the consent of the Parent and not to solicit competing bids to acquire the Issuer.

The Other Shareholders collectively hold the Other Shareholders’ Securities consisting of 6,686,048 shares of Common Stock. As a result of entering into the Voting Agreement, the Fund and the Other Shareholders may be considered a “group” and in such case, the Fund, the General Partner, as the sole general partner of the Fund, and the Managing Members, in their capacities with the Fund and the General Partner, may also be deemed to beneficially own the Other Shareholders’ Securities.

Page 10 of 16 pages

If the Fund and the Other Shareholders are considered a “group”, each Reporting Person (other than Messrs. Clarke and Hull) may be deemed to beneficially own 10,033,971 shares of Common Stock of the Issuer, representing 30.2% of the Common Stock of the Issuer, which percentage is calculated based upon the 33,183,228 shares of Common Stock reported to be outstanding in the Definitive Proxy. If the Fund and the Other Shareholders are considered a “group”, Messrs. Clarke and Hull may be deemed beneficially own 10,085,971 and 10,037,971 shares of Common Stock of the Issuer, respectively, representing 30.4% and 30.3% of the Common Stock of the Issuer, respectively, which percentages are calculated based upon the 33,183,228 shares of Common Stock reported to be outstanding in the Definitive Proxy. Each Reporting Person disclaims membership in a “group”. Each Reporting Person also disclaims beneficial ownership of any shares of the Issuer, except for (a) the Fund with respect to the Record Shares, (b) Mr. Clarke with respect to the Clarke Shares, and (c) Mr. Hull with respect to the Hull Reported Shares.
(b)	Regarding the number of shares as to which such person has:
(i)	sole power to vote or to direct the vote: 0 shares for each Reporting Person except Messrs. Clarke and Hull. 52,000 shares for Mr. Clarke which includes the Clarke Shares. 4,000 shares for Mr. Hull which includes the Hull Reported Shares.

(ii)	shared power to vote or to direct the vote: 3,347,923 for each of the Reporting Persons.

(iii)	sole power to dispose or to direct the disposition: 0 shares for each Reporting Person except Messrs. Clarke and Hull. 52,000 shares for Mr. Clarke which includes the Clarke Shares. 4,000 shares for Mr. Hull which includes the Hull Reported Shares.

(iv)	shared power to dispose or to direct the disposition: 3,347,923 for each of the Reporting Persons.
(c)	Except for the Voting Agreement discussed above, none of the Reporting Persons has effected any transaction in the Common Stock during the last 60 days.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the Record Shares beneficially owned by any of the Reporting Persons.

(e)	Not Applicable.

Page 11 of 16 pages

Item 6. Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.
In connection with the Merger, the Fund, the Other Shareholders, the Issuer, the Parent and the Merger Sub entered into the Voting Agreement, wherein each of the Fund and the Other Shareholders agreed to vote all of the shares of voting capital stock of the Issuer registered in its name or beneficially owned by it (whether held or owned as of the date of the Voting Agreement or any time thereafter) in favor of: (i) the Merger; (ii) the execution, delivery and performance by the Issuer of the Merger Agreement; and (iii) the approval of the terms of and in favor of the other actions contemplated by the Merger Agreement and any action required in furtherance thereof; provided, however, that no party to the Voting Agreement shall be required to vote its shares of voting capital stock of the Issuer as provided above if the terms of the Merger or the Merger Agreement are amended or otherwise modified after December 18, 2007 in a manner that is adverse to such party in material respect. The Fund and the Other Shareholders also agreed not to dispose of any shares of Common Stock of the Issuer without the approval of the Parent and not to solicit any competing bids to acquire the Issuer.
The Fund and the Other Shareholders own, in the aggregate, approximately 30.2% of the outstanding voting capital stock of the Issuer.
The Voting Agreement terminates upon the earlier of: (i) the consummation of the Merger; and (ii) upon the termination of the Merger Agreement.
Item 7. Material to be Filed as Exhibits.
Exhibit 1 — Agreement regarding filing joint Schedule 13D.
Exhibit 2 — Power of Attorney regarding Schedule 13D filings.
Exhibit 3 — Merger Agreement dated December 18, 2007.
Exhibit 4 — Voting Agreement dated December 18, 2007.

Page 12 of 16 pages

SIGNATURES
     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct. We also hereby agree to file this statement jointly pursuant to the Agreement listed on Exhibit 1 hereto.
Dated: December 28, 2007

CARDINAL HEALTH PARTNERS, L.P.		CARDINAL HEALTH PARTNERS MANAGEMENT, LLC

By:	Cardinal Health Partners Management, LLC, its Sole General Partner

By:	/s/ John J. Park John J. Park Managing Member	By:	/s/ John J. Park John J. Park Managing Member

/s/ John K. Clarke		/s/ Brandon H. Hull

John K. Clarke		Brandon H. Hull

/s/ John J. Park		/s/ Lisa M. Skeete Tatum

John J. Park		Lisa M. Skeete Tatum